UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549


                              AMENDED AND RESTATED
                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No. ____4____)*



                      NORTH COUNTRY FINANCIAL CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   658788104
                                 (CUSIP Number)


                                    12/31/98
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1745 (3-98)

CUSIP NO. 658788104
--------------------------------------------------------------------------------


1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

    ERNEST D KING   ###-##-####
    VIDES E KING    ###-##-####


2   Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)

3   SEC Use Only


4   Citizenship or Place of Organization

    United States Citizens


       Number of       5  Sole Voting Power      *ERNEST D KING 261,372 SHARES
                                                **VIDES E KING 261,372 SHARES
         Shares
                       6  Shared Voting Power   ERNEST D KING & VIDES E KING
      Beneficially                              18,304 SHARES

       Owned by        7  Sole Dispositive Power   *ERNEST D KING 261,372 SHARES
                                                  **VIDES E KING 261,372 SHARES

     Each Reporting
                       8  Shares Dispositive Power  ERNEST D KING & VIDES E KING
      Beneficially                                  18,304 SHARES
      Person With

      *SHARES HELD IN THE FOLLOWING: ERNEST D KING LIVING TRUST
     **SHARES HELD IN THE FOLLOWING: VIDES E KING LIVING TRUST
     ERNEST & VIDE KING ARE MARRIED

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    TOTAL OWNED BY MR & MRS KING 541,048 SHARES

10 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)


11  Percent of Class Represented by Amount in Row (11)      7.59%


12  Type of Reporting Person (See Instructions)
    IN

Item 1(a)      Name of Issuer:
               North Country Financial Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:
               130 S. Cedar Street
               Manistique, MI 49854

Item 2(a)      Name of Person Filing:
               Ernest D. King
               Vides E. King

Item 2(b)      Address of Principal Business Office or, if None, Residence:
               P.O. Box 216
               Naubinway, MI 49762

Item 2(c)      Citizenship:
               United States

Item 2(d)      Title of Class of Securities:
               Common Stock

Item 2(e)      CUSIP Number:
               658788104

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

         (a)   [ ]     Broker or Dealer registered under Section 15 of the Act;

         (b)   [ ]     Bank as defined in Section 3(a)(6) of the Act;

         (c)   [ ]     Insurance company as defined in Section 3(a)(19) of the
                       Act;

         (d)   [ ]     Investment company registered under Section 8 of the
                       Investment Company Act;

         (e)   [ ]     An investment advisor registered in accordance with
                       Rule 13d-1(b)(1)(ii)(E);

         (f)   [ ]     An employee benefit plan or endowment fund in accordance
                       with Rule 13d-1(b)(1)(ii)(F);

         (g)   [ ]     A parent holding company or control person, in accordance
                       with Rule 13d-1(b)(ii)(G);

         (h)   [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

         (i)   [ ]     A church plan that is excluded from the definition of an
                       investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

       If this statement is filed pursuant to Rule 13d-1(c), check this box  ___

Item 4   Ownership:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

    (a)  Amount beneficially owned:  541,048 shares

    (b)  Percent of Class:  7.59%

    (c)  Number of shares as to which such person has:

         (i)    Sole power to vote or to direct the vote:
                 *Ernest D. King 261,372 shares
                **Vides E. King 261,273 shares

         (ii)   Shared power to vote or to direct the vote:
                Ernest D. King & Vides E. King - 18,304

         (iii)  Sole power to dispose or to direct the disposition of:
                 *Ernest D. King 261,372 shares
                **Vides E. King 261,273 shares


         (iv)   Shared power to dispose or to direct the disposition of:
                Ernest D. King & Vides E. King - 18,304

      *SHARES HELD IN THE FOLLOWING: ERNEST D KING LIVING TRUST
     **SHARES HELD IN THE FOLLOWING: VIDES E KING LIVING TRUST
     ERNEST & VIDE KING ARE MARRIED

Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        4-29-99
                                              Date

                                        /s/ Ernest D. King
                                             Signature

                                        /s/ Vides E. King
                                             Signature

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. The statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)